

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Mr. John S. Lin
Chief Operating Officer, A-Power Energy Generation Systems, LTD
No 44 Jigxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

Re: **A-Power Energy Generation Systems, LTD.**
           Form 20-F for the year ended December 31, 2008
           File No. 1-33820

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 4. Information on the Company, page 25

1. We note your disclosure on page 28 regarding certain disputes with Fuhrlander concerning payment and performance under the license agreement. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding the current status of these disputes and if and how the outcome may impact your operations.

Critical Accounting Policies, page 59
Revenue Recognition, page 59

2. With a view toward future disclosure, please provide us with a specific and comprehensive discussion regarding how you have applied the guidance on revenue recognition for multiple element arrangements to your specific circumstances. In this

regard, we note your disclosure on page 47 that your wind turbine arrangements include three units of accounting. Please ensure that your response addresses how you determined it was appropriate to separate the manufacture of your wind turbines from installation, how you receive notice of customer acceptance for your manufacture and installation elements and the terms and conditions of your quality assurance provisions and warranty, including whether a right of return exists. Please also discuss how you have established fair value for each of your elements.

Tabular Disclosure of Contractual Obligations, page 63

3. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the terms and conditions of your obligations from sub-contracts. In this regard, please clarify if payment is required regardless of the status or volume of your distributed power contracts. Please quantify any payments that have been made related to these obligations for which the subcontractors are not providing a revenue generating service.

Item 15. Controls and Procedures, page 87

4. We note that you have concluded that your internal controls over financial reporting were not effective as of December 31, 2009 and that you had material weaknesses. Please clarify whether your material weaknesses also include a lack of personnel with expertise in preparing financial statements in accordance with U.S. GAAP. If you believe this is the case, your disclosure should clearly state this in future filings.

Consolidated Statements of Cash Flows, page F-7

5. With a view towards future disclosure, please clarify how you determined it was appropriate to classify changes in your restricted bank balances as investing activities. Reference ASC 230.

Note 29. Subsequent Events, page F-42

6. With a view towards future disclosure, please provide us with a specific and comprehensive discussion of your accounting for the securities purchase agreement you entered into in January 2010. In this regard, please clarify what consideration you have given to whether your warrants represent a derivative liability. Reference ASC 480.

7. We note your disclosure in your 6-K filed on December 1, 2010 regarding the uncertainties regarding the future of Spinning Star. With a view towards future disclosure, please clarify whether you have any future obligations to fund the arrangement and if and how you have considered any asset impairment issues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief